INTERIM RESULTS FOR THE PERIOD ENDED MARCH 31, 2020

Highlights

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $27.7 million for the first quarter of 2020.
•	After accounting for $46.8 million of non-cash mark-to-market interest rate swap losses, the Partnership reported a net loss attributable to unit holders of $33.1 million for the first quarter.
•	Generated distributable cash flow[1] of $25.4 million for the first quarter resulting in a distribution coverage ratio[1] of 17.79.
•	Agreed to extend the LNGC Golar Grand charter for a further year.

Subsequent Events

•	Declared a distribution for the first quarter of $0.0202 per unit.
•	Karl Fredrik Staubo appointed to succeed Graham Robjohns as CEO.
•	Bondholders approved 18-month extensions to the May 2020 and May 2021 maturing high yield bonds.
•	LNGC Golar Maria secured coverage for the majority of its available hire days between April 2020 and commencement of its term charter in Q4 2020, assuming exercise of a charterer option.

Financial Results Overview

Golar Partners reports a net loss attributable to unit holders of $33.1 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $27.7 million for the first quarter of 2020 (“the first quarter” or “Q1”), as compared to net income attributable to unit holders of $30.4 million and operating income of $36.3 million for the fourth quarter of 2019 (“the fourth quarter” or “Q4”) and a net loss attributable to unit holders of $15.0 million and operating income of $25.9 million for Q1 2019.

Consolidated GAAP Financial Information
(in thousands of $)	Q1 2020	Q4 2019	Q1 2019
Total Operating Revenue	69,815	76,563	69,910
Vessel Operating Expenses	(16,212)	(14,495)	(16,810)
Voyage and Commission Expenses	(2,184)	(2,484)	(1,858)
Administrative Expenses	(3,717)	(3,185)	(3,866)
Operating Income	27,739	36,348	25,936
Interest Income	4,490	4,804	1,075
Interest Expense	(17,495)	(18,555)	(20,777)
(Losses)/Gains on Derivative Instruments	(46,835)	9,610	(13,967)
Net (Loss)/Income attributable to Golar LNG Partners LP Owners	(33,144)	30,395	(14,998)

Non-GAAP Financial Information[1]
(in thousands of $)	Q1 2020	Q4 2019	Q1 2019
Adjusted Interest Income	549	758	1,075
Adjusted Net Debt	1,513,004	1,532,040	1,588,162

1 Refer to 'Appendix A - Non-GAAP financial measures'.

Segment Information[2]
	Q1 2020				Q4 2019				Q1 2019
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total
Total Operating Revenues	53,441	16,374	26,018	95,833	58,975	17,588	26,018	102,581	53,405	16,505	26,018	95,928
Amount invoiced under sales-type lease	4,550	—	—	4,550	4,600	—	—	4,600	—	—	—	—
Adjusted Operating Revenues [1]	57,991	16,374	26,018	100,383	63,575	17,588	26,018	107,181	53,405	16,505	26,018	95,928
Voyage and Commission Expenses	(1,313)	(871)	—	(2,184)	(1,231)	(1,253)	—	(2,484)	(1,124)	(734)	(180)	(2,038)
Vessel Operating Expenses	(11,495)	(4,717)	(6,003)	(22,215)	(9,574)	(4,921)	(5,240)	(19,735)	(11,793)	(5,017)	(5,953)	(22,763)
Administrative Expenses	(2,364)	(1,353)	(130)	(3,847)	(1,896)	(1,289)	(363)	(3,548)	(2,377)	(1,489)	(308)	(4,174)
Total Adjusted EBITDA[1]	42,819	9,433	19,885	72,137	50,874	10,125	20,415	81,414	38,111	9,265	19,577	66,953

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to effective share of revenues and expenses attributable to our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

In order to compare the performance of the FSRU Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze sales-type lease based on Adjusted EBITDA1 (EBITDA as adjusted for the amount invoiced under sales-type lease in the period).

As is customary, the Partnership's Q1 Adjusted Operating Revenues1 including amounts invoiced under the Golar Freeze sales-type lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, declined relative to Q4. The decline from $107.2 million to $100.4 million was largely a result of the scheduled winter down time of the FSRU Golar Igloo, which commenced its 2020 regas season on February 24, at a lower contract rate, as well as a reduction in revenue in respect of the LNGC Golar Mazo which commenced layup preparations during the quarter. Reduced broker commissions in respect of the Golar Igloo and lower bunker costs for the Golar Mazo contributed to a $0.3 million reduction in Q1 voyage, charterhire and commission costs. Fleet wide average daily time charter earnings1 ("TCE") decreased from $95,000 in Q4 to $93,500 in Q1.

The 54 days of scheduled Q1 winter down time for the Golar Igloo was used to complete planned maintenance and store up the vessel ahead of its 10-month 2020 regas season. These costs account for most of the $2.5 million increase in vessel operating expenses, up from $19.7 million in Q4 to $22.2 million in Q1. At $3.8 million for the quarter, administrative expenses were $0.3 million higher than Q4. Professional fees incurred in respect of a strategic review account for most of this.

The impact of a further decrease in LIBOR and ongoing debt repayment contributed to a $1.1 million reduction in interest expense, down from $18.6 million in Q4 to $17.5 million in Q1.

A significant decrease in interest rate swap rates during the quarter contributed to a $46.8 million Q1 non-cash mark-to-market loss on derivative instruments, compared to a Q4 gain of $9.6 million. As of March 31, 2020, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.4%.

As a result of the foregoing, Q1 distributable cash flow1 decreased $9.2 million to $25.4 million. A 95% reduction in the quarterly distribution, from $0.4042 per common and general partner unit, to $0.0202, contributed to a significant increase in the distribution coverage ratio1 from 1.21 in Q4 to 17.79 in Q1.

Commercial Review

The quarter commenced with LNG prices at around $5.30/mmbtu and quoted steam turbine ("ST") spot rates of around $72k per day. Increases in US LNG supply combined with a mild winter continued to feed a counter-cyclical drop in international gas and LNG prices. Covid-19 lockdowns in the Far East and Europe added to negative sentiment. During February 2020, LNG pricing made it unprofitable to send US LNG to Europe. At this point, it was decided to place the carrier Golar Mazo, which had been idle throughout the quarter to date, into cold layup. LNG prices in the Far East then rebounded as those markets emerged from lockdown whilst prices in Europe sank as its lockdown started. Resultant arbitrage trading from Europe to the Far East briefly increased ton miles. Floating storage due to port delays, tank tops and contango pricing also supported longer voyages and vessel demand. Spot rates responded accordingly, briefly increasing in late-March, before declining once again as India entered lockdown and JKM dropped below $2/mmbtu. The quarter ended with LNG at approximately $2.35/mmbtu and quoted spot ST rates of around $40k/day. Despite an overall increase in global fleet utilization and steady vessel demand, spot charter rates followed the downward trajectory in LNG prices, accentuated by the emerging reality of US cargo cancellations.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

During Q1, Freeport and Cameron T2 entered commercial operations and the Elba Island facility continued to ramp up. Commissioning of Cameron T3 commenced in April 2020, with commercial operations due to commence in Q3 2020, and Freeport T3 commenced commercial operations during Q2 2020.

Subsequently, during Q2 2020 LNG prices have dipped below $2/mmbtu for a more sustained period as a result of high inventories in Europe and Asia following a mild winter, further softening of demand in the wake of Covid-19, and a wave of supply tenders. In response, over 60 US cargoes scheduled for loading over the summer months are believed to have been cancelled. Prior to this the US was understood to be exporting 60-70 cargoes per month. Although these developments have negatively impacted the rates achieved by the Golar Maria since completing a multi-month charter at the end of March, the vessel has successfully secured further charters. Assuming options are exercised on the current charter, the vessel will have secured utilization for the majority of its available days between April 2020 and its term charter that begins in late Q4 2020.

For the remainder of the year, Covid-19 related demand uncertainty continues to weigh on LNG prices raising the prospect of additional US cargo cancellations. Pre-Covid-19 expectations that 2020 would see 30mtpa of additional LNG production are therefore no longer appropriate. An increasingly unpredictable inter-basin trade also makes ton miles difficult to model, however they are expected to increase in the second half of the year. Although the market remains highly volatile, leading industry analysts expect 2020 LNG production to be in the region of 1-3% above 2019 levels. Low near-term LNG prices, high summer inventories and expectations of rising US gas prices on the back of reduced oil production are currently expected to pave the way for a contango and stronger carrier rates into the winter months. As a result, the Partnership is confident that the current charterer of the Golar Maria will exercise their option to retain the vessel until late Q4 2020. Importantly, low oil prices and lower LNG spot prices should also facilitate a significant shift to gas fired power production bolstering demand for LNG, its freight, and for FSRUs.

During February 2020, a one year extension to the May 2020 expiring Golar Grand charter was agreed, at a rate similar to the current level. The Golar Igloo also commenced its new two-year charter in Kuwait. This contract may be further extended by charterer, Kuwait National Petroleum Co., for an additional year through to December 2022.

Operational Review

Idle time for the Golar Mazo together with the scheduled winter downtime of Golar Igloo both contributed to a fall in fleet utilization, down from 88% in Q4 to 82% in Q1.

Mechanical modifications to the Golar Igloo that provide additional peak send-out redundancy were completed in February 2020, ahead of commencing the FSRUs 2020 regas season on February 24. Golar's proprietary hydro energy system that can produce up to 1.2MW of clean energy, equivalent to a 7% system efficiency improvement or savings of around five tons of fuel per day when operating at full load, was also installed on board. Trials are going well with energy savings of around 1MW and improvements to the hydraulic performance of the vessel's sea water system being observed. Completed within budget and without incurring off-hire, Golar's first in-water class renewal (akin to a dry-dock) of a vessel, the FSRU Golar Eskimo, also completed in Q1 2020.

Having commenced layup preparations in late February 2020, it is now unlikely that the Golar Mazo will be dry docked this year. Although both boilers have been switched off and preservation works are complete, Covid-19 prevented the vessel's crew from disembarking until mid-May. As a result, operating costs for this vessel, although lower, will not be down to customary layup levels until later in Q2. Golar Maria will now be dry-docked in Q2 2021, having secured business in the months between April 2020 and its term charter commencing in late Q4 2020.

Financing and Liquidity

As of March 31, 2020, Golar Partners had cash and cash equivalents of $35.1 million. Including the Partnership's $414.0 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at March 31, 2020 was $1,513.0 million. Q1 2020 Total Adjusted EBITDA1 amounts to $72.1 million. Based on the above, the Q1 Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 5.2. As of March 31, 2020, exclusive of a $100.0 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,439.3 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $414.0 million in respect of Hilli Episeyo), representing approximately 93% of total debt and finance lease obligations, including assumed debt in respect of Hilli Episeyo, net of restricted cash.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.4% with an average remaining period to maturity of approximately 3.9 years as of March 31, 2020.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of March 31, 2020, was $1,215.6 million, which had average margins, in addition to LIBOR, of approximately 2.19%. As at March 31, 2020, the Partnership also had a May 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a May 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. Preparations for a refinancing of the $150 million bond were at an advanced stage in late February however a rapid Covid-19 induced deterioration in the capital markets prevented these from being completed. Consultations with a group of bondholders in late March 2020 concluded that the Partnership should seek to amend and extend both the May 2020 maturing $150 million bond and the May 2021 maturing $250 million bond. Following a period of negotiation, a meeting was held on May 5, 2020 where both sets of bondholders approved the amendment proposal, which included an 18-month extension to the original maturity dates for each of the bond issues.

Other than the 18-month extensions, key amendments common to both bonds include a 185 basis points margin increase from May 2020, amortization payments that commence on September 30, 2020 and continue on interest payment dates through to maturity, call options at 100% of par until May 2021 and at 105% until maturity thereafter, a cap on distributions to common and general partner unit holders ($0.0808 per annum) and restrictions on the assumption of additional debt until both facilities have been repaid. Given the low interest rate environment, over hedging of the $250 million bond following the introduction of an amortization profile, and plans to refinance both bonds ahead of their new maturity dates, the Partnership has, to date, chosen not to enter into new swap contracts for any unhedged period as a result of these extensions.

Corporate and Other Matters

As of March 31, 2020, there were 70,738,027 common and general partner units outstanding in the Partnership. Of these, 22,769,977, including 1,436,391 general partner units, were owned by Golar, representing a 32.2% interest in the Partnership. During the quarter, as part of its ongoing simplification exercise, Golar LNG Limited repurchased 107,000 units underlying a small Total Return Swap that it had in the Partnership. These units were then transferred from public ownership to Golar LNG.

On the back of a rapid deterioration in capital market conditions caused by Covid-19 and the implications of this for the planned refinancing of the May 2020 maturing bond, the Partnership decided on April 1 to reduce the quarterly common and general partner unit distribution to $0.0202 per unit (from $0.4042 per unit in the previous quarter). The Partnership will, as a consequence, retain approximately $109 million annually, allowing the Partnership to focus its capital allocation on debt reduction, including amortization of its two bonds, thus strengthening its balance sheet while providing enhanced financial flexibility to consider capital allocation priorities over time.

On April 27, 2020, Golar Partners declared a distribution for the first quarter of $0.0202 per unit. This distribution was paid on May 14, 2020 to common and general partner unit holders of record as at May 7, 2020.

A cash distribution of $0.546875 per Series A preferred unit for the period covering February 15, 2020 through to May 14, 2020 was also declared. This was paid on May 15, 2020 to all Series A preferred unit holders of record as at May 8, 2020.

Total outstanding and exercisable options as at March 31, 2020 were 99,000.

On May 1,2020, the Partnership appointed Mr. Karl Fredrik Staubo as its Chief Executive Officer, succeeding Graham Robjohns. Mr. Staubo has ten years of experience advising and investing in Shipping, Energy and Infrastructure companies from Magni Partners Ltd. and Clarksons Platou Securities. At Clarksons Platou Securities, he worked in the Corporate Finance division, the last three years as Head of Shipping. During his time with Magni Partners, Mr. Staubo worked as an advisor to the Golar group and was extensively involved in the amend and extension solution for the Partnership's two Norwegian bonds.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Outlook

Covid-19 has added significant downward pressure to LNG prices, resulting in intra-basin LNG trade over inter-basin trade. Although this has been negative for the overall shipping balance, this trade pattern is better suited to the Golar Maria and Golar Grand and will have contributed to their high utilization levels, despite the challenging market. Current LNG prices compare favourably to other sources of energy, including pipeline gas, coal, heavy fuel oil and diesel. This is expected to result in increased utilization levels on FSRUs that might normally only be used as backup for, or to supplement, other energy sources.

These same historically low gas prices are introducing new buyers and creating new markets for LNG - markets that have, in some cases, recently had their first taste of clean air in a generation. FSRUs are a quick delivering, low-cost, flexible alternative infrastructure solution that can meet the needs of these markets. Together with other opportunities being developed by Golar Power Limited, the Partnership is therefore highly confident that it will re-contract its currently contracted FSRU fleet once their contracts start to expire in 2022/3.

Having extended the bond maturities, attention will return once again to the review of the Partnership's strategic alternatives including structure and strategy to better use the $2.0 billion of revenue backlog1 to maximize long-term shareholder value. This could include the sale of assets, for which unsolicited offers have been received. In the meantime, second quarter results will be positively impacted by a full quarter's contribution from the Golar Igloo, partly mitigated by reduced rates achieved in respect of the Golar Maria

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposal of vessels no longer under long-term time charter;
•	our and Golar LNG Limited (“Golar”) ability to make additional borrowings and to access debt and equity markets;
•	our ability to repay our debt when due and to settle our interest rate swaps;
•	the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for LNG and natural gas, the operations of our charterers, our global operations and our business in general;
•	market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including fluctuations in charter hire rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	our vessel values and any future impairment charges we may incur;
•	our ability to maintain cash distributions on our units and the amount of any such distributions;
•	the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	challenges by authorities to the tax benefits we previously obtained;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•	the future share of earnings relating to the FLNG, Hilli Episeyo ("Hilli"), which is accounted for under the equity method;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	changes in commodity prices;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charterers;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;
•	our ability to purchase vessels from Golar and Golar Power in the future;
•	timely purchases and deliveries of new build vessels;
•	future purchase prices of new build and secondhand vessels;
•	economic substance laws and regulations adopted or considered by various jurisdictions of formation of us and certain of our subsidiaries;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	availability of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;

•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement between us and Golar Management (or the “Management and Administrative Services Agreement”);
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our securities in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

May 28, 2020

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Karl Fredrik Staubo - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2020	2019	2019	2019
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(in thousands of $)	Unaudited	Unaudited	Unaudited	Audited

Time charter revenues	69,815	76,563	69,910	299,652
Total operating revenues	69,815	76,563	69,910	299,652
Vessel operating expenses	(16,212)	(14,495)	(16,810)	(60,958)
Voyage and commission expenses	(2,184)	(2,484)	(1,858)	(7,648)
Administrative expenses	(3,717)	(3,185)	(3,866)	(13,412)
Depreciation and amortization	(19,963)	(20,051)	(21,440)	(83,239)
Total operating expenses	(42,076)	(40,215)	(43,974)	(165,257)

Operating income	27,739	36,348	25,936	134,395

Other non-operating income	164	600	—	4,795

Financial income / (expenses)
Interest income	4,490	4,804	1,075	13,278
Interest expense	(17,495)	(18,555)	(20,777)	(79,791)
(Losses)/gains on derivative instruments	(46,835)	9,610	(13,967)	(38,796)
Other financial items, net	790	(82)	(530)	675
Net financial expenses	(59,050)	(4,223)	(34,199)	(104,634)

(Loss)/income before tax, earnings of affiliate and non-controlling interests	(31,147)	32,725	(8,263)	34,556
Income taxes	(3,862)	(2,930)	(5,289)	(17,962)
Equity in net earnings of affiliate	1,788	1,767	265	4,540

Net (loss)/income	(33,221)	31,562	(13,287)	21,134
Net loss/(income) attributable to non-controlling interests	77	(1,167)	(1,711)	(3,329)
Net (loss)/income attributable to Golar LNG Partners LP Owners	(33,144)	30,395	(14,998)	17,805

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436
Preference units	5,520	5,520	5,520	5,520
Common units	69,302	69,302	69,455	69,397

Golar LNG Partners LP
CONDENSED CONSOLIDATED BALANCE SHEETS

	At March 31,	At December 31,
	2020	2019
(in thousands of $)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	35,095	47,661
Restricted cash and short-term deposits	44,050	46,333
Current portion of investment in leased vessel, net	2,178	2,308
Amount due from related parties	—	5,098
Inventories	3,848	2,702
Other current assets	33,609	29,197
Total Current Assets	118,780	133,299
Non-current
Restricted cash	133,188	135,928
Investment in affiliate	190,609	193,270
Vessels and equipment, net	1,355,238	1,369,665
Vessel under finance lease, net	106,959	108,433
Investment in leased vessel, net	111,113	111,829
Intangible assets, net	48,130	50,409
Other non-current assets	1,307	2,779
Total Assets	2,065,324	2,105,612

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	105,394	225,254
Current portion of obligation under finance lease	1,965	1,990
Amount due to related parties	4,664	—
Other current liabilities	130,705	81,910
Total Current Liabilities	242,728	309,154
Non-current
Long-term debt	1,091,361	991,679
Obligation under finance lease	112,617	120,789
Other non-current liabilities	31,267	31,296
Total Liabilities	1,477,973	1,452,918

Equity
Partners' capital	504,197	569,463
Non-controlling interests	83,154	83,231

Total Liabilities and Equity	2,065,324	2,105,612

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands of $)	2020	2019	2019	2019
	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
	Unaudited	Unaudited	Unaudited	Audited
OPERATING ACTIVITIES
Net (loss)/income	(33,221)	31,562	(13,287)	21,134
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	19,963	20,051	21,440	83,239
Equity in net earnings of affiliate	(1,788)	(1,767)	(265)	(4,540)
Deferred tax expense	521	534	2,036	3,620
Amortization of deferred charges and debt guarantee, net	660	668	680	2,683
Drydocking expenditure	(881)	(604)	(8,536)	(10,463)
Foreign exchange (gain)/losses	(509)	590	807	941
Unit options expense	—	30	59	207
Dividends received from affiliates	1,788	310	265	2,328
Interest element included in obligation under finance lease, net	(4)	(4)	(26)	3
Gain on recognition of net investment in leased vessel	—	—	—	(4,195)
Sales-type lease payments received in excess of sales-type lease interest income	522	553	—	2,030
Movement in credit allowance on financial assets	280	—	—	—
Change in market value of derivatives	45,533	(10,090)	16,484	43,746
Change in assets and liabilities:
Trade accounts receivable	1,290	(1,396)	8,977	10,682
Inventories	(1,146)	419	(311)	(670)
Other current assets and other non-current assets	(5,991)	(7,254)	(220)	(6,421)
Amount due to related parties	4,512	1,257	3,218	3,622
Trade accounts payable	2,064	(769)	(3,856)	(2,836)
Accrued expenses	863	(1,365)	5,522	3,414
Other current and non-current liabilities	2,255	7,778	(4,426)	4,183
Net cash provided by operating activities	36,711	40,503	28,561	152,707

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,607)	(158)	(6,315)	(10,232)
Dividends received from affiliates	2,753	3,687	3,371	14,216
Acquisition of investment in affiliate from Golar	—	—	(10,296)	(10,296)
Net cash provided by/(used in) investing activities	1,146	3,529	(13,240)	(6,312)

FINANCING ACTIVITIES
Proceeds from debt (including related parties)	25,000	15,000	25,000	40,000
Repayments of debt (including related parties)	(41,304)	(36,303)	(21,251)	(100,156)
Repayments of obligation under finance lease	(467)	(400)	(384)	(1,569)
Advances from related party for Methane Princess lease security deposit	157	153	146	601
Common units repurchased and canceled	—	—	—	(1,565)
Cash distributions paid	(31,611)	(31,578)	(31,673)	(126,599)
Net cash used in financing activities	(48,225)	(53,128)	(28,162)	(189,288)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(7,221)	8,360	1,825	3,723
Net decrease in cash, cash equivalents and restricted cash	(17,589)	(736)	(11,016)	(39,170)
Cash, cash equivalents and restricted cash at beginning of period	229,922	230,658	269,092	269,092
Cash, cash equivalents and restricted cash at end of period	212,333	229,922	258,076	229,922

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”) and Distribution coverage ratio ("DCR")

DCF represents Total Adjusted EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry-docking) which represents the capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. DCR represents the ratio of distributable cash flow to total cash distributions paid. DCF and the DCR are quantitative standards used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). DCF and the DCR are non-GAAP financial measures and should not be considered as an alternative to, or superior to, net income or any other indicator of our performance calculated in accordance with U.S. GAAP. The table below reconciles Total Adjusted EBITDA to DCF, DCF to net income before non-controlling interests, which is the most directly comparable U.S. GAAP measure, followed by the computation of DCR.

(in thousands of $, except Distribution coverage ratio)	Three months ended March 31, 2020	Three months ended December 31, 2019
Total Adjusted EBITDA	72,137	81,414
Adjusted interest income	549	758
Interest expense (excluding amortization of deferred charges)	(16,367)	(17,400)
Other cash financial items	(1,489)	(458)
Current income tax charge	(3,177)	(1,796)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(13,490)	(13,907)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(710)	(1,764)
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,008)	(9,256)
Distributions relating to preferred units	(3,019)	(2,985)
Distributable cash flow	25,426	34,606
Depreciation and amortization	(19,963)	(20,051)
Unrealized (loss)/gains from interest rate derivatives	(45,533)	10,090
Sales-type lease payments received in excess of net interest income	(609)	(553)
Unrealized foreign exchange losses	509	(590)
Amortization of deferred charges and debt guarantee	(660)	(668)
Deferred tax expense	(521)	(534)
Distributions relating to preferred units	3,019	2,985
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	13,490	13,907
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,089)	(9,394)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	710	1,764
Net (loss)/income	(33,221)	31,562
Distributions declared:
Common unitholders	1,400	28,012
General partner	29	581
Sub-total	1,429	28,593
Distribution coverage ratio	17.79	1.21

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.8 million and $1.6 million for the three months ended March 31, 2020 and December 31, 2019, respectively.

Non-GAAP Financial Metrics Arising From How Management Monitor the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Total Adjusted EBITDA	Net (loss)/income	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
 +/- Golar Partners’ share of Hilli LLC EBITDA (FLNG Adjusted EBITDA)
+ Depreciation and amortization
+ Amount invoiced under sales-type lease	- Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, including our share of FLNG EBITDA, removing the impact of the change in lease accounting, and removing the impact of depreciation, financing and taxation policies.

- Consistent with management’s own evaluation of business performance
Annualized Adjusted EBITDA	Net (loss)/income	The Total Adjusted EBITDA for the quarter (defined above) multiplied by four.	- Same as Total Adjusted EBITDA.

- Enables investors, management and other users of our financial information to assess our year over year performance and operating trends on a more comparable basis as it includes a full year of FLNG EBITDA.
Adjusted Operating Revenues	Total Operating revenues	+ Amount invoiced under sales-type lease	- Enables comparability of Golar Freeze charter with the rest of our business as the income from the sales-type lease is recognized as interest income and therefore does not appear in Total Operating Revenues.
Average daily TCE	Total Operating revenues	- Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	- Measure of the average daily net revenue performance of a vessel.

- Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity Measures
Adjusted Net Debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP
+/- Golar Partners’ share of Hilli LLC’s contractual debt

		Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2019 Annual Report for more information.	By including our share of Hilli’s contractual debt, the Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.
Adjusted Net Debt to Annualized Adjusted EBITDA	Net debt based on GAAP measures	Adjusted net debt over Annualized Adjusted EBITDA	Enables our investors to understand better our liquidity position and our ability to service our debt obligations
Adjusted interest income	Interest income	- Interest income on sales-type leases + credit allowance on sales-type lease	Excludes the interest income on sales-type leases, which is included in Adjusted EBITDA. The Partnership believes it increases the comparability of its combined indebtedness and cash position against other companies in its industry.

Reconciliations - Performance Measures

Total Adjusted EBITDA

(in thousands of $)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019
Net (loss)/income	(33,221)	31,562	(13,287)
Depreciation and amortization	19,963	20,051	21,440
Other non-operating income	(164)	(600)	—
Interest income	(4,490)	(4,804)	(1,075)
Interest expense	17,495	18,555	20,777
Losses/(gains) on derivative instruments	46,835	(9,610)	16,484
Other financial items, net	(790)	82	(1,987)
Income taxes	3,862	2,930	5,289
Equity in net income of affiliate	(1,788)	(1,767)	(265)
FLNG's Adjusted EBITDA (see appendix B)	19,885	20,415	19,577
Amount invoiced under sales-type lease	4,550	4,600	—
Total Adjusted EBITDA	72,137	81,414	66,953

Adjusted Operating Revenues*

	Q1 2020				Q4 2019				Q1 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total	FSRU	LNG Carrier	FLNG**	Total
Total Operating Revenues	53,441	16,374	26,018	95,833	58,975	17,588	26,018	102,581	53,405	16,505	26,018	95,928
Amount invoiced under sales-type lease	4,550	—	—	4,550	4,600	—	—	4,600	—	—	—	—
Adjusted Operating Revenues	57,991	16,374	26,018	100,383	63,575	17,588	26,018	107,181	53,405	16,505	26,018	95,928

* Refer to Appendix B Segment information.

** Relates to the share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

Average daily TCE

(in thousands of $, except number of days and average daily TCE)	Three months ended March 31, 2020	Three months ended December 31, 2019
Total operating revenues	$$69,815	$76,563
Amount invoiced under sales-type lease	4,550	4,600
Voyage and commission expenses	(2,184)	(2,484)
	72,181	78,679
Calendar days less scheduled off-hire days	772	828
Average daily TCE (to the closest $100)	$93,500	$95,000

Reconciliations - Liquidity measures

Adjusted Net Debt

	At March 31,	At December 31,	At March 31,
(in thousands of $, except Adjusted Net Debt to Annualized Adjusted EBITDA)	2020	2019	2019
Current portion of long-term debt and short-term debt	105,394	225,254	76,553
Current portion of obligation under finance lease	1,965	1,990	1,676
Long-term debt	1,091,361	991,679	1,200,754
Obligation under finance lease - non-current	112,617	120,789	120,255
Total Debt	1,311,337	1,339,712	1,399,238
Less:
Cash and cash equivalents	35,095	47,661	74,412
Restricted cash and short term deposits - current	44,050	46,333	43,043
Restricted cash - non-current	133,188	135,928	140,621
Total Cash, Cash Equivalents and Restricted Cash	212,333	229,922	258,076

Net Debt as calculated by GAAP	1,099,004	1,109,790	1,141,162
Share of Hilli's contractual debt	414,000	422,250	447,000
Adjusted Net Debt	1,513,004	1,532,040	1,588,162

Adjusted Net Debt to Annualized Adjusted EBITDA	5.2	4.7	5.9

Adjusted Interest Income

(in thousands of $)	Three months ended March 31, 2020	Three months ended December 31, 2019	Three months ended March 31, 2019
Interest income	4,490	4,804	1,075
Less: Interest income on sales-type lease	(4,028)	(4,046)	—
Add: Credit allowance against investment in sales-type lease, net	87	—	—
Adjusted Interest Income	549	758	1,075

Non-US GAAP Measures Used in Forecasting

Contract Revenue Backlog

Contracted Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q1 2020
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	53,441	16,374	26,018	95,833	(26,018)	69,815
Voyage and commission expenses	(1,313)	(871)	—	(2,184)	—	(2,184)
Vessel operating expenses	(11,495)	(4,717)	(6,003)	(22,215)	6,003	(16,212)
Administrative expenses	(2,364)	(1,353)	(130)	(3,847)	130	(3,717)
Amount invoiced under sales-type lease	4,550	—	—	4,550	(4,550)	—
Adjusted EBITDA	42,819	9,433	19,885	72,137	(24,435)	47,702

	Q4 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	58,975	17,588	26,018	102,581	(26,018)	76,563
Voyage and commission expenses	(1,231)	(1,253)	—	(2,484)	—	(2,484)
Vessel operating expenses	(9,574)	(4,921)	(5,240)	(19,735)	5,240	(14,495)
Administrative expenses	(1,896)	(1,289)	(363)	(3,548)	363	(3,185)
Amount invoiced under sales-type lease	4,600	—	—	4,600	(4,600)	—
Adjusted EBITDA	50,874	10,125	20,415	81,414	(25,015)	56,399

	Q1 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	53,405	16,505	26,018	95,928	(26,018)	69,910
Voyage and commission expenses	(1,124)	(734)	(180)	(2,038)	180	(1,858)
Vessel operating expenses	(11,793)	(5,017)	(5,953)	(22,763)	5,953	(16,810)
Administrative expenses	(2,377)	(1,489)	(308)	(4,174)	308	(3,866)
Amount invoiced under sales-type lease	—	—	—	—	—	—
Adjusted EBITDA	38,111	9,265	19,577	66,953	(19,577)	47,376

* Relates to the effective share of revenues and expenses attributable to our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

** Eliminations reverses the effective earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net income of affiliate on the consolidated statements of income.